[Letterhead of Sidley & Austin LLP]

June 16, 2006

VIA EDGAR AND TELECOPIER
Securities and Exchange Commission
Division of Corporation Finance
Office of Merger and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Mara L. Ransom Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance Telephone: (202) 551-3264 Telecopier: (202) 772-9203
Re:
Tribune Company
Schedule TO-I filed May 30, 2006
Amendment No. 1 to Schedule TO-I filed May 31, 2006
Amendment No. 2 to Schedule TO-I filed June 6, 2006
Amendment No. 3 to Schedule TO-I filed June 8, 2006
SEC File No. 5-34531

Dear Ms. Ransom:

        On behalf of Tribune Company ("Tribune"), we submit this letter in response to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated June 13, 2006 relating to Tribune's Tender Offer Statement referred to above (as amended, the "Schedule TO").

        On behalf of Tribune, we are concurrently filing via EDGAR Amendment No. 4 to the Schedule TO ("Amendment No. 4"), and for the convenience of the Staff, we are providing a copy of this letter and of Amendment No. 4 to you by telecopier.

        In this Letter, we have recited the comments from the Staff in bold type and have followed each comment with Tribune's response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule TO. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 4.

Exhibit (a)(1)(A)—Offer to Purchase for Cash

1.
We note your indication that you are offering to purchase shares at a purchase price not greater than $32.50 nor less than $28.00 per share. We note that the range you have set is slightly higher than what the staff has previously considered reasonable. Please advise us as to the basis for whether the range you have set constitutes a reasonable one.

  The price range (not greater than $32.50 nor less than $28.00 per share) was determined by the Company after consultation with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., the co-dealer managers for the tender offer, and determined to be reasonable, consistent with the Staff's benchmark range of 15% and consistent with other recent issuer tender offers. The Company's stated purpose in conducting the tender offer is to provide value to the Company's stockholders and afford them an opportunity to receive a return of some or all of their investment in the Company. It was important to the Company to set the range to fulfill these purposes and so both the low end of the range ($28.00) and the high end of the range ($32.50) were above the closing price of the Company's common stock on the day immediately preceding the commencement of the tender offer ($27.89). Thus, even the low end of the price range would provide stockholders an opportunity to obtain a higher price for their stock than the then prevailing market price. The low end of the price range was set at the closest increment of $0.25 above the closing price of the Company's common stock on the day immediately preceding the announcement of the tender offer. Had the Company set the high end of the range within the Staff's benchmark of 15%, the high end of the range would have come out to approximately $32.25. Based upon the $0.25 increments recommended by the Company's co-dealer managers, the Company believed, and continues to believe, that the addition of one additional increment is reasonable and consistent with the Staff's position. Our research has found numerous instances of similar tender offers with ranges between 15% and 18% including the following companies with significant market capitalizations: SPX Corp. (16.7%); Pep Boys (16.4%); Campbell Soup Co. (15.9%); Brown-Forman Corp. (15.9%); EGL Inc. (15.6%) and Reebok International (15.2%).

9. Source and Amount of Funds, page 20.

2.
We note that the offer remains subject to the condition that the closing of the Credit Facilities be consummated, which would appear to mean that the offer is subject to a financing condition. In this regard, please note our position that a material change in the offer occurs when the offer becomes fully financed (i.e., the financing condition is satisfied) and that, accordingly, five [business] days must remain in the offer or the offer must be extended upon the satisfaction or waiver of the financing condition. Please advise us of your intent in this regard.

  We are aware of the Staff's position that a material change in the tender offer occurs when the tender offer becomes fully financed and, accordingly, five business days must remain in the tender offer or the tender offer must be extended upon satisfaction or waiver of the financing condition. Please be advised that, if the financing condition is not satisfied or waived when five business days remain in the tender offer (currently scheduled to expire at 12:00 midnight New York City time on June 26, 2006) the Company will extend the tender offer so that five business days will remain between the date that the financing condition is satisfied or waived and the expiration time as so amended.

[7. Conditions of the Tender Offer, page 18.]

3.
A tender offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, revise the first bullet point to include an objective standard by which you will determine whether the condition has been triggered, such as reasonableness.

  The first bullet point has been amended to delete the phrase "that we deem material."

16. Extension of the Tender Offer: Termination: Amendment, page 35.

4.
We note your indication that you reserve the right "if any event set forth in Section 7 has not occurred or has occurred or is deemed by us to have occurred..." Because this language would seem to allow for termination of the offer in circumstances other than a failure of condition, the language appears illusory. Please advise us under what circumstances, other than failure of a condition, you intend to terminate the offer or revise to clarify that you may only terminate the offer upon the failure of a condition.

  The second sentence of this section has been amended to delete the phrases "in our sole discretion" and "or is deemed by us to have occurred."

Exhibit (a)(1)(B)—Letter of Transmittal

5.
We note that you have included a disclaimer referring to IRS Circular 230. We object to the inclusion of this disclaimer because investors must be able to rely on the information contained in your Offer to Purchase. We do not object to a statement that each investor should consult his tax advisor to discuss the tax consequences of owning shares in view of his particular situation. Please revise to remove this disclaimer or tell us why you believe it is necessary.

  The Letter of Transmittal has been amended to delete the disclosure referring to IRS Circular 230.

        Please direct any questions or comments you may have about this filing to Edward D. Ricchiuto at (212) 839-8650.

Very truly yours,

/s/ Edward D. Ricchiuto

Edward D. Ricchiuto

cc:
Crane H. Kenney
Senior Vice President, General Counsel and Secretary
Tribune Company